AMERICAN BIOGENETIC SCIENCES, Inc.

90 John Street, Suite 626
New York, NY 10038
Phone: 646-202-9679
Fax: 212-658-9867

June 27, 2007

United States Securities and Exchange
Division of Corporation Finance
Attention: Ms. Raquel Howard
Mail Stop: 3561
Washington, DC 20549

Re: American Biogenetic Sciences, Inc.
File No. 0-19041

Staff Letter dated June 22, 2007

Dear Ms. Howard:

Pursuant to our discussions, this letter is in response to the staff’s letter dated June 22, 2007 regarding the Form 10-KSB for American Biogenetic Sciences, Inc. (the “Registrant”) filed on March 30, 2007.

In response to your comment regarding the requirement to file an Item 4.01 event on Form 8-K, we are filing the Current Report on Form 8-K reporting an Item 4.01 event together with this response letter.

In addition, pursuant to the staff’s letter, the Registrant acknowledges that:
- the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws or the United States.

Sincerely,

/s/ Richard Rubin